SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2009
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	RIM Introduces New BlackBerry Tools for Web Developers.

DOCUMENT 1

July 28, 2009

RIM Introduces New BlackBerry Tools for Web Developers

New and Enhanced Tools Support Web Application Development in Eclipse and Visual Studio

WATERLOO, Ontario – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced new and enhanced tools for developing web applications for BlackBerry® smartphones. The tools include the new BlackBerry® Web Development Plug-in for Eclipse and the BlackBerry® Plug-in for Microsoft Visual Studio version 1.2. These tools are part of a complete portfolio of BlackBerry® developer tools for web and Java development and a rich set of APIs that enable developers to easily create a wide variety of mobile applications that connect BlackBerry® smartphone users to the information they care about. The BlackBerry application platform also incorporates significant advantages, including real-time push technology, unmatched security and highly efficient data compression and network bandwidth utilization, allowing developers to deliver optimized applications on the most powerful, secure and efficient platform in the industry.

“The BlackBerry developer tools portfolio aims to bring together the best of Java and web development for the creation of web applications that are integrated with core BlackBerry smartphone functions for a seamless, intuitive and robust user experience,” said Alan Brenner, Senior Vice President, BlackBerry Platform Group at RIM. “The evolving portfolio of web development tools for the BlackBerry platform allows developers to work in familiar development environments to create, debug, profile, test and optimize their web applications for BlackBerry smartphones.”

The BlackBerry Web Development Plug-in for Eclipse, available today at www.blackberry.com/developers/webeclipse, is a new plug-in that allows developers to create web applications and content for BlackBerry smartphones within the familiar Eclipse 3.4 environment. Using this plug-in, developers can debug and profile Internet/intranet web pages displaying HTML and CSS content in addition to more complex rich internet applications using AJAX, Silverlight, PHP, ASP, Ruby on Rails, JSP, and Python.

BlackBerry Plug-in for Microsoft Visual Studio version 1.2, available today at www.blackberry.com/developers/webvisualstudio, provides an all-in-one tool for developers to create web applications and content for BlackBerry® smartphones within the Visual Studio 2008 environment. Using this plug-in, developers can create simple Internet/intranet web pages or more complex, rich Internet applications using AJAX and ASP.Net.

Both tools feature BlackBerry smartphone simulators for testing and debugging projects, and web application profiling for visibility into data traffic, load time and use of web based content, including elements such as images, CSS, JavaScript, HTML and objects.

RIM supports the BlackBerry developer community through a variety of means including BlackBerry® Developer Zone (www.blackberry.com/developer), the BlackBerry® Alliance Program (www.blackberry.com/partners), developer community forums (http://supportforums.blackberry.com/rim/?category.id=BlackBerryDevelopment), the BlackBerry Developer Newsletter (http://www.blackberry.com/eng/developers/resources/newsletter.jsp), a developer track at the annual WES conference (www.attendwes.com) in Orlando, the annual BlackBerry® Developer Conference (www.blackberrydeveloperconference.com) in Silicon Valley, the BlackBerry Solutions Catalog (www.blackberrysolutionscatalog.com) and  BlackBerry App World™ (www.blackberryappworld.com).

For more information, visit BlackBerry Developer Zone at www.blackberry.com/developer.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 28, 2009	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Accounting Officer